Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Crescent Point Energy Corp. (“Crescent Point”)
2000, 585 – 8th Avenue SW
Calgary, Alberta, T2P 1G1

Item 2 Date of Material Change

February 17, 2021

Item 3 News Release

A news release relating to the material changes described herein was disseminated through the facilities of Cision and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On February 17, 2021, Crescent Point and its wholly-owned partnership, Crescent Point Resources Partnership (the “Partnership”), entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) with Shell Canada Energy (the “Vendor”) pursuant to which the Partnership has agreed to acquire all of the Vendor’s Kaybob Duvernay assets in Alberta (the “Assets”) for total consideration of $900 million, subject to customary closing adjustments (the “Acquisition”). Closing of the Acquisition is subject to customary closing conditions and is expected to occur in April, 2021.

The Acquisition will be funded through a combination of $700 million in cash (the “Cash Consideration”), to be drawn on Crescent Point’s credit facility, and 50,000,000 common shares in the capital of Crescent Point issued from treasury (the “Consideration Shares”). A copy of the Purchase and Sale Agreement has been filed on SEDAR under Crescent Point’s corporate profile.

Item 5.1 Full Description of Material Change

The Acquisition

Overview

Crescent Point is the Managing Partner of the Partnership and the owner of all of the issued and outstanding shares of the other partner of the Partnership, Crescent Point Holdings Ltd. On February 17, 2021, Crescent Point and the Partnership entered into the Purchase and Sale Agreement with the Vendor pursuant to which the Partnership agreed to acquire all of the assets from the Vendor for total consideration of $900 million (the “Base Purchase Price”), including the Cash Consideration and the issuance to the Vendor of the Consideration Shares. Closing of the Acquisition (the “Closing”) is subject to customary closing conditions and is expected to occur in April, 2021 with a January 1, 2021 effective date.

The Acquisition is not a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Pursuant to the Acquisition, the Partnership will acquire 500 net sections of contiguous land in the Kaybob area. The Acquisition includes approximately 30,000 boe/day of existing production and an internally identified inventory of approximately 200 net drilling locations, of which 36 are booked as proved undeveloped locations. See “Description of the Assets” in this material change report. Total proved reserves and total proved plus probable reserves associated with the Assets, in each case as at December 31, 2020, were 87.2 MMboe and 107.4MMboe, respectively.

The Purchase and Sale Agreement

The following is a summary of the Purchase and Sale Agreement and is qualified in its entirety by the full text of the Purchase and Sale Agreement.

The Purchase and Sale Agreement provides for the acquisition by the Partnership from the Vendor of the Assets for the Base Purchase Price, including the Consideration Shares and the Cash Consideration. The Base Purchase Price is subject to certain customary adjustments.

Completion of the Acquisition is subject to customary closing conditions, including, but not limited to, the following: (a) the accuracy of representations and warranties and the performance of covenants and obligations in all material respects; (b) receipt of approval of the Acquisition under the Competition Act (Canada); (c) conditional approval of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) to list the Consideration Shares; and (d) during the period between the date of the Purchase and Sale Agreement and the time of Closing, there shall have been no material, unrepaired damage to or physical alteration of the tangible Assets.

The completion of the Acquisition is also subject to the execution and delivery of certain ancillary agreements including (i) the Non-Transferable Asset Trust, pursuant to which the Vendor, as the trustee thereunder, will agree to hold in trust certain non-transferable assets for the Partnership, as beneficiary, (ii) the Technology License Agreement, pursuant to which the Partnership will be entitled to use proprietary processes owned by the Vendor or its affiliates, and (iii) the Registration Rights Agreement pursuant to which Crescent Point will prepare and file a short form base shelf prospectus and a corresponding registration statement with the United States Securities and Exchange Commission in connection with the Consideration Shares, and grant the Vendor the right to require Crescent Point to, from time to time, facilitate a public secondary offering of the Consideration Shares in Canada and the United States.

The Partnership paid a $45 million deposit to the Vendor in connection with the Acquisition (the “Deposit”). If Closing does not occur due solely to one or more of: (x) Crescent Point and the Partnership’s closing conditions not being met through no act, default or omission of Crescent Point or the Partnership where the failure of any of such conditions to be satisfied was due to the wilful and material breach by the Vendor of one or more of its pre-closing covenants under the Purchase and Sale Agreement and/or an intentional and material misrepresentation or fraud by the Vendor and/or any of its affiliates; or (y) the termination of the Purchase and Sale Agreement by Crescent Point and the Partnership due to the Vendor’s breach of applicable anti-corruption laws, then: (A) the full amount of the Deposit, and any interest accrued thereon, will be paid by the Vendor to the Partnership; and (B) the Vendor will concurrently pay to the Partnership a break fee in the amount of $45 million.

If Closing does not occur due solely to one or more of: (x) the Vendor’s closing conditions not being met through no act, default or omission of the Vendor where the failure of any of such conditions to be satisfied was due to the material breach by Crescent Point or the Partnership and/or a material misrepresentation or fraud by Crescent Point or the Partnership and/or any of their affiliates; or (y) the termination of the Purchase and Sale Agreement by the Vendor due to Crescent Point and the Partnership’s breach of applicable anti-corruption laws, then the full amount of the Deposit, and any interest accrued thereon, will be retained by the Vendor.

If the Closing does not occur for any other reason, then the Deposit and any interest accrued thereon will be paid by the Vendor to the Partnership.

The Purchase and Sale Agreement contains customary representations and warranties from the Vendor and the Partnership for a transaction of this nature, including by the Vendor in respect of its corporate organization, the Assets, environmental matters, compliance with laws, financial commitments and taxes. The Purchase and Sale Agreement also contains representations and warranties from Crescent Point in connection with its issuance of the Consideration Shares.

Prior to the completion of the Acquisition, the Vendor has agreed not to undertake certain activities with respect to its business and assets without the Partnership’s prior written consent (not to be unreasonably withheld, delayed or conditioned) and to operate the Assets in a proper and prudent manner in accordance with good oil and gas industry practices and in compliance with applicable laws.

The Vendor, the Partnership and Crescent Point have agreed to indemnify each other in respect of certain losses and liabilities arising out of breaches of representations and warranties and breaches of any covenants. These indemnities are subject to certain limited exceptions, survival periods, minimum thresholds and maximum amounts, in a manner which is customary for agreements of this type. In addition, the Partnership has agreed to indemnify the Vendor once Closing has occurred for all environmental liabilities pertaining to the Assets, unless relating to a breach of an environmental representation and warranty made specifically by the Vendor. Subject to certain limited exceptions, none of the parties will be liable for any consequential losses, loss of profit or special or punitive damages in connection with the Purchase and Sale Agreement or the Acquisition.

Financing of the Acquisition

The Cash Consideration will be funded with Crescent Point’s credit facility. Upon closing of the Acquisition, Crescent Point’s unutilized capacity under its credit facilities is expected to total approximately $2.0 billion. The Consideration Shares will be issued from treasury.

Description of the Assets

Outlined below is a description of the Assets, including the NGL and shale gas attributable to the properties and assets, all of which are located in the Kaybob and Willesden Green oilfield in south-central Alberta.

On a production basis, the Vendor operates approximately 100% of the Assets, which produce NGLs and shale gas. Production of the Assets averages approximately 30,000 boe/day and consists of approximately 65% NGLs, including condensate, and approximately 35% shale gas. Total proved plus probable reserves associated with the Assets as at December 31, 2020 were 107.4 MMboe.

The Assets include the gathering, processing and other facilities associated with exploration and production properties, along with related contracts including those concerning gas and liquids handling and transportation. In particular, the Assets include two 100% operated batteries, a 50% working interest in two non-operated batteries, a 12.5% working interest in a non-operated gas plant, and ownership in pipelines to two other area gas plants.

Crescent Point anticipates that capital expenditures by the Partnership on the Assets in 2021 following completion of the Acquisition will be approximately 16% of Crescent Point’s total 2021 capital expenditures.

Summary of Oil and Gas Reserves

The reserves attributable to the Assets have been independently evaluated for Crescent Point by McDaniel & Associates Consultants Ltd., an independent petroleum consulting firm (“McDaniel”), in its report dated February 11, 2021 with an effective date of December 31, 2020 prepared for Crescent Point in connection with the Acquisition (the “McDaniel Report”), which report was prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the COGE Handbook. The statement of reserves data and other oil and gas information set forth in this material change report is dated February 11, 2021. The effective date of the reserves information provided herein is December 31, 2020, unless otherwise indicated, and the preparation date is February 11, 2021.

The following sections and tables summarize, as at December 31, 2020, the NGLs and shale gas reserves attributable to the Assets and the estimated net present values of future net revenues associated with such reserves, together with certain information, estimates and assumptions associated with such reserves estimates. The data contained in the tables is a summary of the evaluation and, as a result, the tables may contain slightly different numbers than the evaluation due to rounding. The columns and rows in the tables may not add due to rounding.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The reserves estimates of NGLs and shale gas attributable to the Assets provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in “Presentation of Information in this Material Change Report” in this material change report in conjunction with the following tables and notes.

The following tables set forth the estimated gross and net reserves volumes and net present value of future net revenue attributable to the Assets at December 31, 2020, using forecast price and cost cases, and are based upon 36 drilling locations that are booked as proved undeveloped locations of a potential, internally identified, 200 net drilling locations.

SUMMARY OF OIL AND GAS RESERVES
AS AT DECEMBER 31, 2020

	OIL AND NATURAL GAS RESERVES
RESERVES	NGLs(3)		Shale Gas		Total
CATEGORY	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mboe)	(Mboe)

Proved Developed Producing	31,698	27,578	123,131	116,641	52,220	47,018
Proved Developed Non-Producing	-	-	-	-	-	-
Proved Undeveloped	22,085	20,365	77,488	73,381	35,000	32,595
Total Proved	53,783	47,943	200,619	190,022	87,220	79,613
Total Probable	12,545	10,457	45,944	43,166	20,202	17,651
Total Proved Plus Probable	66,328	58,400	246,563	233,187	107,422	97,264

Notes:

(1)	Gross reserves are working interest reserves before royalty deductions.

(2)	Net reserves are working interest reserves after royalty deductions plus royalty interest.

(3)	NGLs include condensate volumes.

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE
ATTRIBUTABLE TO OIL AND GAS RESERVES (FORECAST PRICES AND COSTS)
AS AT DECEMBER 31, 2020

	NET PRESENT VALUE OF FUTURE NET REVENUE DISCOUNTED BY (%/Year)
	Before Deducting Income Taxes					Unit
RESERVES CATEGORY	0%	5%	10%	15%	20%	Value(1)
	(in $ thousands)					$/boe

Proved Developed Producing	1,004,828	855,283	744,687	661,121	596,386	15.84
Proved Developed Non-Producing	-	-	-	-	-	-
Proved Undeveloped	618,367	433,335	312,560	229,563	169,976	9.59
Total Proved	1,623,194	1,288,618	1,057,247	890,684	766,362	13.28
Probable	497,975	310,603	213,097	157,042	121,981	12.07
Total Proved Plus Probable	2,121,170	1,599,221	1,270,344	1,047,726	888,344	13.06

Note:

(1)	Calculated using net present value of future net revenue before deducting income taxes, discounted at 10% per year, and net reserves. The unit values are based on net reserves volumes.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2020

Reserves Category	Revenue(1) (M$)	Royalties(2) (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)
Proved Reserves	3,691,872	323,166	1,213,801	482,957	48,754	1,623,194
Proved Plus Probable Reserves	4,697,513	461,704	1,581,962	482,957	49,721	2,121,170

Note:

(1)	Includes all product revenues and other revenues as forecast.

(2)	Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

Summary of Pricing Assumptions Used in Estimates

The table below summarizes the pricing assumptions used in estimating the reserves data attributable to the Assets. The estimated future net revenue to be derived from the production of reserves is based on the following average of the price forecasts of McDaniel as of January 1, 2021, and the following inflation and exchange rate assumptions:

				NGLs
	CRUDE OIL	CONVENTIONAL NATURAL GAS		Edmonton Par Price
Year	WTI Crude Oil	Alberta AECO Spot Prices	U.S. Henry Hub Gas Price	Propane	Butanes	Condensate & Natural Gasoline	Inflation Rate	Exchange Rate
	($US/ BBL)	($/ MMBTU)	($US/ MMBTU)	($/bbl)	($/bbl)	($/bbl)	(%/year)	($US/CDN$)

2021	46.00	2.86	3.00	19.36	29.87	55.84	0.0	0.770
2022	48.00	2.78	3.00	21.35	34.29	58.40	1.0	0.770
2023	53.00	2.69	3.00	24.56	39.92	64.82	2.0	0.770
2024	54.06	2.75	3.06	25.06	40.72	66.11	2.0	0.770
2025	55.14	2.80	3.12	25.56	41.53	67.44	2.0	0.770
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.770

Significant Factors or Uncertainties

Changes in future commodity prices relative to the forecasts described above under “Summary of Pricing Assumptions used in Estimates” could have a negative impact on the reserves attributable to the Assets and, in particular, on the development of undeveloped reserves, unless future development costs are adjusted in parallel. Other than the foregoing and the factors disclosed or described in the tables above, Crescent Point does not anticipate any other significant economic factors or other significant uncertainties which may affect any particular components of the reserves data disclosed herein.

Risks Related to the Acquisition

Possible Failure to Complete, or Delay in the Completion of, the Acquisition

The closing of the Acquisition is subject to satisfaction of closing conditions, certain of which are outside of the control of Crescent Point and the Partnership, including: (a) the accuracy of representations and warranties and the performance of covenants in all material respects; (b) receipt of approval of the Acquisition under the Competition Act; (c) conditional approval of the TSX and the NYSE to list the Consideration Shares; and (d) that there shall have been, during the period between the date of the Purchase and Sale Agreement and the time of Closing, no material, unrepaired damage to or physical alteration of the tangible Assets. See the “The Acquisition” in this material change report. There is no certainty, nor can Crescent Point provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Acquisition is not completed as contemplated, Crescent Point could suffer adverse consequences.

Regulatory Risk

The Acquisition is conditional upon, among other things, the receipt of all required regulatory approvals, including approvals under the Competition Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on Crescent Point’s ability to complete the Acquisition and, if completed, on Crescent Point’s business, financial condition, operations, assets or future prospects.

Unexpected Costs or Liabilities Related to the Acquisition

Acquisitions of oil and natural gas assets are based, in large part, on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Crescent Point’s control. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.

In connection with the Acquisition, there may be liabilities that Crescent Point failed to discover or was unable to quantify in Crescent Point’s due diligence and Crescent Point and the Partnership may not be indemnified for some or all of these liabilities. The discovery or quantification of any material liabilities could have a material adverse effect on the business, financial condition or future prospects of Crescent Point or the Partnership. In addition, the Purchase and Sale Agreement limits the amount for which Crescent Point and the Partnership are indemnified, such that liabilities in respect of the Acquisition may be greater than the amounts for which Crescent Point and the Partnership are indemnified under the Purchase and Sale Agreement. See “The Acquisition – The Purchase and Sale Agreement” in this material change report.

Realization of Acquisition Benefits

Crescent Point believes that the Acquisition will provide a number of benefits for Crescent Point. However, there is a risk that some or all of the expected benefits of the Acquisition may fail to materialize, may cost more to achieve or may not occur within the time periods Crescent Point anticipates. The realization of such benefits may be affected by a number of factors, many of which are beyond the Crescent Point’s control.

The ability of Crescent Point to realize the benefits of the Acquisition will depend in part on successfully consolidating function and integrating operations, procedures and personnel in a timely and efficient manner, as well as Crescent Point’s ability to realize the anticipated growth opportunities and synergies from combining the Assets with the Partnership’s assets. The integration process will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of Crescent Point following the Acquisition, and from operation matters during this process.

Increased Level of Debt

Crescent Point’s total net debt will increase as a result of the Acquisition.

Crescent Point’s ability to service its increased debt will depend upon, among other things, Crescent Point’s future financial and operating performance, which will be affected by prevailing economic conditions and commodity prices, interest rate fluctuations and financial, business, regulatory and other factors, some of which are beyond its control. If Crescent Point’s operating results are not sufficient to service its current or future indebtedness, Crescent Point may be forced to take actions, such as reducing dividends, reducing or delaying business activities, investments or capital expenditures, selling assets, restructuring or refinancing its debt, or seeking additional equity capital.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

Item 9 Date of Report

February 26, 2021.

Forward-Looking Statements and Information

Certain statements contained in this material change report constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). Crescent Point has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this material change report contains forward-looking statements pertaining, among other things, to the following: statements regarding the Acquisition, including that the Acquisition will be completed substantially on the terms and within the timeline described in this material change report; that Crescent Point will realize the expected benefits of the Acquisition described in this material change report; the key attributes of the Assets, including expected production of 30,000 boe/day and approximately 200 net drilling locations; the Partnership’s plan to complete and bring a number of drilled and uncompleted wells on-stream during 2021; and the Partnership’s expected capital expenditures on the Assets in 2021 following completion of the Acquisition. Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in Crescent Point’s Annual Information Form for the year ended December 31, 2020 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2020, under the headings “Risk Factors” and “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2020, under the headings “Capital Expenditures”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risk Factors”, “Changes in Accounting Policies” and “Guidance”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of acquisitions and dispositions, including the Acquisition; failure to complete acquisitions and dispositions, including the Acquisition; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on Crescent Point’s behalf are expressly qualified in their entirety by these cautionary statements.

Presentation of Information in this Material Change Report

Reserves and Drilling Data

Certain terms used herein but not defined are defined in NI 51-101, CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities (“CSA Staff Notice 51-324”) and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be. Unless otherwise indicated, all volumes of the reserves attributed to the Assets presented herein are on a gross basis.

Crescent Point retained McDaniel to evaluate the reserves associated with the Assets and prepare the McDaniel Report on the Assets. The statement of reserves data and other oil and gas information set forth in this material change report is dated February 11, 2021. The effective date of the reserves information provided herein is December 31, 2020, unless otherwise indicated, and the preparation date is February 11, 2021, and McDaniel prepared the McDaniel Report in accordance with the standards contained in NI 51-101 and the COGE Handbook that were in effect at the relevant time. There are numerous uncertainties inherent in estimating quantities of shale gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable shale gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable NGL and shale gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This material change report contains estimates of the net present value of Crescent Point’s future net revenue from its reserves. Such amounts do not represent the fair market value of its reserves. The recovery and reserve estimates of Crescent Point’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

This material change report discloses 200 net drilling locations of which 36 are booked as proved undeveloped locations. Proved undeveloped locations consist of proposed drilling locations that have proved reserves, as identified in the McDaniel Report, attributed to them. Crescent Point’s ability to drill and develop these locations and the drilling locations on which Crescent Point actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that Crescent Point has identified will ever be drilled and, if drilled, that such locations will result in additional NGLs or shale gas produced. As such, Crescent Point’s actual drilling activities may differ materially from those presently identified, which could adversely affect Crescent Point’s business.

Notice to US Readers

The oil and natural gas reserves contained in this material change report have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of “probable reserves” (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in NI 51-101. Accordingly, “proved reserves” and “probable reserves” disclosed in this material change report may not be comparable to US standards, and in this material change report, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point’s reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in this material change report are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Abbreviations

In this material change report, the following abbreviations have the meanings set forth below:

AECO	the natural gas storage facility located at Suffield, Alberta
bbls	barrels
bbls/day	barrels per day
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per day
Mbbls	one thousand barrels
Mboe	one thousand barrels of oil equivalent
Mcf	one thousand cubic feet
Mcf/day	one thousand cubic feet per day
MMboe	one million barrels of oil equivalent
MMbtu	one million British Thermal Units
MMcf	one million cubic feet
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade